
Bausch & Lomb Incorporated

Exhibit 12


Statement Regarding Computation of
Ratio of Earnings to Fixed Charges
(Dollar Amounts in Millions)

                            December 27,        December 28,
                                1997                1996

____________________________________________________________

Earnings before provision
of income taxes and
minority interests          $118.0              $168.9

Fixed charges                 57.9                53.5

Capitalized interest,
net of current period
amortization                   0.3                 0.3
                            ------              ------

Total earnings as adjusted  $176.2              $222.7
                            ------              ------
                            ------              ------

Fixed charges:
  Interest (including
  interest expense and
  capitalized interest)     $ 56.1              $ 51.7

  Portion of rents
  representative of
  the interest factor          1.8                 1.8
                            ------              ------

Total fixed charges         $ 57.9              $ 53.5
                            ------              ------
                            ------              ------

Ratio of earnings to
fixed charges                  3.04<F2>            4.16<F1>

<F1> Excluding the effects of the restructuring charge
recorded in 1996 and the net gain on divestitures of the oral care and dental implant businesses, the ratio of earnings to fixed charges at December 28, 1996 would have been 4.47.

<F2> Excluding the effects of the restructuring charges
recorded in 1997 the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.

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